02045622

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**
For the fiscal year ended December 31, 2001.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For transition period from __________ to __________.

Commission file number 1-644

A. Full title of the plan and address of the plan if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022-7499

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
of the Colgate-Palmolive Company
Employees Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements as of December 31, 2000, were audited by other auditors whose report dated June 22, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP
New York, New York
June 21, 2002

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 14,598,914	$ 13,274,431
Investments (Note 4)	3,000,280,752	3,440,500,879
Receivables:		
Receivables – proceeds from unsettled sales, net	-	2,000,013
Accrued interest and dividends receivable	861,158	709,423
Participant loans receivable	17,381,561	16,808,564
Total receivables	18,242,719	19,518,000
Total assets	3,033,122,385	3,473,293,310
Liabilities		
Long-term notes payable	345,199,496	358,111,606
Long-term notes payable to Colgate-Palmolive Company	22,431,094	6,595,652
Accrued interest on long-term notes	15,826,813	15,820,004
Total liabilities	383,457,403	380,527,262
Net assets available for benefits	$ 2,649,664,982	$ 3,092,766,048

See Notes to Financial Statements

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
Additions:	
Participants' contributions	$ 32,913,265
Deductions:	
Net investment loss:	
Interest	7,833,661
Dividends	35,218,494
Net depreciation in the fair value of investments	(352,100,107)
Administrative expenses	(2,409,917)
Interest expense on long-term notes	(30,934,451)
Net investment loss	(342,392,320)
Distributions to participants	(133,622,011)
Total deductions	(476,014,331)
Decrease in net assets	(443,101,066)
Net assets available for benefits – beginning of year	3,092,766,048
Net assets available for benefits – end of year	$ 2,649,664,982

See Notes to Financial Statements

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Colgate-Palmolive Company (the "Company"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Within the Plan, an Employee Stock Ownership Plan ("ESOP") has been established. LaSalle Bank N.A. is the trustee of the funds in the ESOP, and Citibank N.A. is the trustee of the remaining funds. The Plan offers a Savings Program, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

As of December 31, 2001, the Plan maintains the following funds:

Short-term Fixed Income Fund	-	Guaranteed investment contracts and fixed income securities
Colgate Common Stock Fund (non - ESOP)	-	Colgate-Palmolive Company
Colgate Preference Stock ESOP Fund	-	Colgate-Palmolive Company
Colgate Common Stock ESOP Fund	-	Colgate-Palmolive Company
Vanguard Wellington Fund	-	Common stocks and fixed income securities
Vanguard Institutional Index Fund	-	Equity securities included in the S&P 500 Index in similar proportion
American EuroPacific Growth Fund	-	Primarily equity securities of companies in Europe and the Asia/Pacific region
American Century Ultra Fund	-	Equity securities of U.S. companies
Core Plus Fixed Income Fund	-	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Morgan Stanley Institutional Mid Cap Value Fund	-	Primarily common stocks of companies with capitalizations in the range of companies included in the S&P MidCap 400 Index
Neuberger Berman Genesis Fund	-	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion)

ESOP

The Colgate Preference Stock ESOP Fund and the Colgate Common Stock ESOP Fund (collectively, the "ESOP Funds") are comprised of the assets and liabilities of the ESOP. Employees participate in the ESOP Funds through the Company's matching contributions under the Savings Program of the Plan and through the Success Sharing, Bonus Savings Account, Income Savings Account and Retiree Insurance programs of the Plan. These programs are further described below.

In accordance with the terms of the Plan, on June 19, 1989, the ESOP issued $410,029,684 of long-term notes due through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP used the proceeds of the notes to purchase 6.3 million shares of the Company's Series B Convertible Preference Stock ("Preference stock") from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company's common stock at the discretion of the Trustee. All Preference shares must be converted into the Company's common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends at the higher of $4.88 per annum, payable semi-annually, or the current dividend paid on eight shares of the Company's common stock for the comparable six-month period.

Dividends of $5.40 per share were paid on the Preference stock during 2001. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company's common stock in the Colgate Common Stock ESOP Fund and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2001 are as follows: 2002 - $17,842,464; 2003 - $23,463,362; 2004 - $29,830,357; 2005 - $36,996,132; 2006 - $45,007,983 and $192,059,198 thereafter. The fair value of the long-term notes outstanding as of December 31, 2001 and 2000 was estimated at $396 million and $402 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2001 and 2000, the ESOP had outstanding borrowings from the Company of $22,431,094 and $6,595,652, respectively, bearing an average interest rate of 7.1 percent and 7.5 percent, respectively. The fair value of the outstanding notes payable to the Company at December 31, 2001 was estimated at $25 million based on current interest rates for debt with similar maturities, and at December 31, 2000, fair value of the notes payable approximated carrying value.

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2001 and 2000, 1,630,743 and 1,654,219 Preference shares (valued at $753,403,266 and $854,238,692) were allocated to employee accounts in the Plan, and the balance of 3,428,343 and 3,600,628 shares (valued at $1,583,894,466 and $1,859,364,299) remain to be allocated, respectively. Generally, released shares are allocated to employee accounts in the following manner:

(1) In lieu of cash dividends on the preference stock and the Company's common stock held by the ESOP Trustee which are used to repay principal and interest on the long-term notes,
(2) Pursuant to the Company's matching contribution under the Savings Program,
(3) Pursuant to the Success Sharing Program,
(4) Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,
(5) Pursuant to the Retiree Insurance Program

Savings Program

<u>Contributions</u>
Under the Savings Program, employees can contribute to the Plan between 1 percent and 15 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Employees who are not "highly compensated", as defined by the Internal Revenue Code ("IRC"), may contribute any combination up to 15 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Most employees who are "highly compensated" may contribute up to 10 percent of their recognized earnings. However, those employees whose 2001 recognized earnings exceeded $170,000 were further limited to 7 percent of their recognized earnings. Participants may elect to change the percentage of recognized earnings to be contributed to the Plan and the allocation of their contributions between before-tax and after-tax earnings on a monthly basis. Plan participants are always fully vested in their contributions and related investment earnings. Effective August 1, 2002, the Plan was amended to allow participants age 50 and older to contribute an additional $1,000 for 2002 on a pre-tax basis.

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of Company service. Company matching contributions for union and non-union employees participating in the Savings Program are made in the form of an allocation of Preference stock. For Company matching contributions, participants with three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Effective January 1, 2002, the Plan was amended to provide for 25 percent vesting of Company matching contributions for participants with two years of service.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the "Committee"), the withdrawal is due to financial hardship as defined in the Plan, the administrative rules of the Committee and Federal tax laws.

Forfeitures

Forfeitures become available to the Company to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2001 totaled $478,274.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds in multiples of 5 percent. The Company matching contributions are generally not participant-directed. However, on an annual basis, participants may redirect up to 25 percent of the value of their ESOP Funds beginning in the year they reach age 55 and have 10 years of service and up to 50% beginning five years later. Participants may change their contribution rate, resume or suspend contributions and/or change how future contributions will be invested on a monthly basis. Except for certain restrictions on specified participants, reallocation among the funds of previously invested amounts may be made on a weekly basis.

Participant Loans

An employee may, under certain circumstances, borrow up to 50 percent of fully vested funds up to a maximum of $50,000 in the Savings Program excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account. The interest rate on Plan loans is equal to Citibank, N.A.'s prime rate, fixed at the time of loan application. Loan withdrawals and repayments are reflected as distributions and employee contributions, respectively. Principal and interest are paid ratably via payroll deductions.

Success Sharing Program

The Success Sharing Program of the Plan is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account ("SSA") has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, meet minimum service requirements and be at least 18 years old. Certain part-time employees (as defined in the Plan) are also eligible. Participation in the Savings Program of the Plan is not required to be eligible for this program. Employees are at all times fully vested in the value of their SSA.

Bonus Savings Account ("BSA") Program

The BSA Program of the Plan is designed to enable each eligible employee to receive all or a portion of his/her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee's Bonus and Income Savings Account established within the Plan. The portion of an employee's bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of Preference shares available for allocation, and other factors such as an employee's income level and IRS rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not had Retiree Insurance Account ("RIA") (see below) or SSA balances for at least two years in the Plan are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date.

Income Savings Account ("ISA") Program

In September 2001, the Plan was amended to include the ISA Program which is designed to enable each eligible employee to receive a portion of his/her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee's Bonus and Income Savings Account. This program is available to active, non-union and certain union employees in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date.

Retiree Insurance Program

The Retiree Insurance Program of the Plan is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, an RIA has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee's RIA. The number of shares allocated is determined based upon the total number of shares available for allocation and other factors such as an employee's years of service, marital status and age. Generally, larger allocations are made to employees who are married, older, or have more years of service. To be eligible for an allocation into a RIA, employees must be at least 18 years old, employed with a participating company on a full-time basis, and on the payroll on the last day of the year. Participation in the Savings Program of the Plan is not required to be eligible for this program. Service requirements for vesting of the RIA are the same as the requirements for vesting of Company matching contributions as discussed above.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lumpsum.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting except for distributions to participants which are presented on the cash basis of accounting (See Note 7). Purchases and sales are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investment contracts are stated at contract value. Contract value represents contributions made under the investment contract, plus credited net earnings, less participant withdrawals and any administrative expenses not otherwise included in net contract interest rates. All other investments are stated at market value as determined by Citibank, N.A. based on quoted market prices, except for the Preference stock which is valued at the greater of $65 par value or the market value of eight shares of the Company's common stock. Participant loans receivable are stated at cost, which approximates fair value.

Administration

The Plan is administered by the Committee for the benefit of the participants. A separate committee, appointed by the Hill's Pet Nutrition, Inc. ("Hill's") Board of Directors, administers the Hill's portion of the Plan. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

3. Federal Income Taxes

The Company has obtained a determination from the Internal Revenue Service in a letter dated June 7, 2000 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

A participating employee is not subject to Federal income tax on employer matching contributions or income accruing to the employee's accounts with the Plan until some or all of the employee's accounts are withdrawn or distributed. A participating employee's contributions are not deductible for income tax purposes; however, if a participant elects to make before-tax contributions, these contributions will not be subject to current income tax so long as such contributions do not exceed certain IRC limitations.

Tax consequences of withdrawals by terminated, retired or continuing employees depend upon the type of withdrawal selected and the nature of any reinvestment of all or part of the funds withdrawn.

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

	2001	2000
Colgate-Palmolive Company common stock, 6,154,428 and 6,712,050 shares, respectively	$ 355,418,217	$ 433,262,828
Colgate-Palmolive Company Series B Convertible Preference stock, 5,059,086 and 5,254,847 shares, respectively	$ 2,337,297,732	$ 2,713,602,991

The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 2,600,494 shares valued at $150,178,528 and 2,749,400 shares valued at $177,473,770 at December 31, 2001 and 2000, respectively. The Colgate-Palmolive Company Series B Convertible Preference stock figures shown above include nonparticipant-directed investments of 4,992,601 shares valued at $2,306,581,613 and 5,181,057 shares valued at $2,675,498,005 at December 31, 2001 and 2000, respectively.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Equity securities:	
Colgate-Palmolive Company common stock	$ (47,435,361)
Colgate-Palmolive Company Preference stock	(284,518,944)
Total equity securities	(331,954,305)
Investments in registered investment companies	(21,456,986)
U.S. Government securities and corporate notes	1,311,184
Total net depreciation in fair value of investments	$ (352,100,107)

5. Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments maintained in the ESOP funds is as follows:

	December 31, 2001	2000
Assets:		
Cash and cash equivalents	$ 14,598,914	$ 13,274,431
Fixed income liquid reserve fund	1,331,100	1,169,862
Common stock	150,178,528	177,473,770
Preference stock	2,337,297,732	2,713,602,991
Accrued interest and dividends receivable	3,704	7,574
Total assets	2,503,409,978	2,905,528,628
Liabilities:		
Long-term notes payable	345,199,496	358,111,606
Long-term notes payable to Colgate-Palmolive Company	22,431,094	6,595,652
Accrued interest on long-term notes	15,826,813	15,820,004
Total liabilities	383,457,403	380,527,262
Net assets available for benefits	$ 2,119,952,575	$ 2,525,001,366

	Year Ended December 31, 2001
Changes in net assets:	
Dividends and interest, net of fees	29,478,763
Net depreciation	(303,162,975)
Transfers to other funds	(4,818,987)
Interest expense on long-term note	(30,934,451)
Distribution to participants	(95,611,141)
Decrease in net assets	$ (405,048,791)

6. Investment Contracts

The Plan has entered into benefit-responsive guaranteed investment contracts with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. The average yield on the investment contracts was 6.1 percent and 6.3 percent, respectively, and the average crediting interest rate was 6.0 percent and 6.3 percent for 2001 and 2000, respectively.

The contract values of the investment contracts were $49,494,437 and $40,263,699 at December 31, 2001 and 2000, respectively, which approximates fair value according to the terms of the contracts, as reported to the Plan. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager's investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

7. Distributions

At December 31, 2001 and 2000, distributions payable due to withdrawals by participants of $2,942,875 and $3,349,555, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

EIN:	13-1815595
PN:	003
	SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**5,989,275**	**$ 5,989,275**
U.S. Government Securities and Corporate Notes:		
United States Treasury Bonds and Notes:		
United States Treasury Notes, 4.250% due 5/31/03	1,000,000	$ 1,024,220
United States Treasury Notes, 5.250% due 5/15/04	900,000	938,394
United States Treasury Notes, 5.500% due 5/31/03	1,260,000	1,312,756
United States Treasury Notes, 3.375% due 1/15/07	1,260,000	1,416,736
Total U.S. Treasury Notes		**$ 4,692,106**
United States Government Agencies:		
Federal Home Loan Mtg., 4.500% due 6/15/03	900,000	$ 922,644
Federal National Mtg. Assn., 6.375% due 10/15/02	6,425,000	6,613,702
Federal Home Loan Banks, 5.375% due 1/5/04	1,900,000	1,973,625
Federal National Mtg. Assn., 4.750% due 3/15/04	8,850,000	9,079,569
Federal National Mtg. Assn., 5.750% due 4/15/03	8,200,000	8,529,312
Federal National Mtg., Assn. GTD, 6.000% due 10/1/16	971,652	975,791
Federal National Mtg. Assn. GTD, 6.500% due 5/1/14	393,163	403,314
Federal National Mtg. Assn. GTD, 6.500% due 12/1/14	811,370	832,320
Federal National Mtg. Assn., 7.000% due 8/1/15	781,107	809,117

EIN:	13-1815595
PN:	003
	SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Federal National Mtg. Assn., 7.000% due 5/1/04	277,883	285,997
Federal National Mtg. Assn., 7.000% due 10/1/02	76,858	78,101
Federal National Mtg. Assn., 6.500% due 5/1/13	306,345	314,350
Federal National Mtg. Assn., 7.000% due 6/1/11	219,944	229,481
FHLMC PC, 10.500% due 11/1/02	9,498	9,869
Total United States Government Agencies		**$ 31,057,192**
Corporate Bonds:		
Abbott Labs, 5.125% due 7/1/04	880,000	$ 905,168
Allstate Corp., 6.750% due 6/15/03	500,000	523,280
Anheuser Busch, 6.750% due 8/1/03	300,000	317,484
Associates Corp. Nort, 5.750% due 11/1/03	700,000	728,889
Atlantic Richfield, 5.55% due 4/15/03	320,000	331,123
Banc One Corp. Mtn SR, 6.375% due 10/1/02	800,000	820,640
Bear Stearns Cos. Inc., 6.200% due 3/30/03	260,000	269,162
Boeing Cap. Corp. SR M, 6.680% due 12/1/03	360,000	378,457
Caterpillar Financial Services, Corp., 7.590% due 12/10/03	500,000	536,960
Caterpillar Financial Service, 5.920% due 1/8/03	475,000	488,690

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Chase Manhattan Auto Owner TR, 4.550% due 8/15/05	570,000	580,403
Chase Manhattan Corp., 5.690% due 2/10/04	660,000	681,179
CIT Group, Inc., 5.500% due 2/15/04	780,000	801,044
CIT RV owner Turst, 6.500% due 4/15/11	57,972	59,411
Citibank Cr Card Master Tr 1998-9, 5.300% due 1/09/06	1,500,000	1,546,815
Commercial Credit Co., 6.375% due 9/15/02	400,000	412,292
Countrywide Home Loan, 5.250% due 6/15/04	740,000	754,127
Daimler Vehicle Tr 2000-C, 6.820% due 9/06/04	510,000	528,340
Daimler Chrysler Auto Tr, 5.400% due 3/6/06	505,000	520,064
Discover Card Master Trust 1998-6, 5.850% due 1/17/06	365,000	378,363
First UN Corp., 6.625% due 6/15/04	800,000	846,200
Ford Cr Auto Tr 2000-C, 7.240% due 2/15/04	727,416	749,166
Ford Cr Auto Tr2000-E, 6.740% due 6/15/04	575,000	594,061
General Electric Cap Corp., 6.750% due 9/11/03	330,000	349,863
Goldman Sachs Group, 7.500% due 1/28/05	800,000	849,568
Halliburton Co. Mtn B, 6.300% due 8/5/02	325,000	332,904
Heller Financial Inc., 6.400% due 1/15/03	830,000	861,988

EIN:	13-1815595
PN:	003
	SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Honda Auto Receivables 2001-3, 3.400% due 2/18/05	665,000	665,432
Household Fin Corp., 7.000% due 8/01/03	510,000	536,637
Household Finance Corp., 2.401% due 12/19/03	300,000	299,790
International Business Machines Corp., 5.370% due 9/22/03	320,000	331,882
International Lease, 5.500% due 9/29/03	370,000	378,466
International Lease, 6.750% due 11/3/03	345,000	361,898
International Lease, 5.000% due 6/7/04	200,000	201,984
Lehman Bros Hldgs, 6.250% due 4/1/03	325,000	337,275
Lehman Bros Hldgs, 6.625% due 4/1/04	490,000	516,142
Manitoba Prov CDA, 6.750% due 3/1/03	370,000	388,404
Mellon Financial Co., 5.750% due 11/15/03	145,000	151,203
Merrill Lynch & Co Inc., 6.000% due 2/12/03	400,000	414,396
MBNA Master CC TR II 1998-J, 5.250% due 2/15/06	225,000	231,784
Morgan Stanley Dean Witter, 5.625% due 1/20/04	600,000	622,482
Nationsbank Corp., 6.500% due 8/15/03	600,000	631,026
Nationscredit GR TR 1997-1, 6.750% due 8/15/13	129,154	135,386
New York Telephone Co., 5.875% due 9/1/03	115,000	119,652

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND
DECEMBER 31, 2001

Column A Name of Issuer and Title of Issue	Column B Number of Shares/ Principal Amount	Column C Market Value 12-31-01
Nissan Auto Recv GR TR 2000-B, 7.250% due 4/15/04	420,000	433,448
Norwest Financial Inc., 6.125% due 8/01/03	300,000	313,827
Ontario Prov Cda, 7.375% due 1/27/03	750,000	789,368
Sara Lee Corp. MTN BE, 6.400% due 6/9/05	600,000	619,788
Scana Corporation, 6.510% due 7/1/03	1,080,000	1,126,872
Sony Corp., 6.125% due 3/4/03	485,000	504,415
Toyota Mtr. Cr. Corp., 5.625% due 11/13/03	800,000	830,800
Unilever Cap Corp., 6.750% due 11/1/03	350,000	371,536
Total Corporate Bonds		**$ 27,459,534**
Total U.S. Government Securities and Corporate Notes		**$ 63,208,832**
Guaranteed Investment Contracts:		
Adusa Life Insurance Company, due 12/09/02	1,400,000	$ 1,609,385
Aetna Life Insurance & Annuity, No par	3,000,000	3,532,654
Aetna Life Insurance & Annuity Co.	2,031,610	2,132,894
Bank of America NT & SA	7,214,725	7,450,653
Caisse Des Depots, due 8/15/03	4,009,267	5,244,476
Caisse Des Depots, 5.900%	1,171,398	1,502,967
John Hancock Mutual Life, no par	3,241,751	4,197,944
John Hancock Mutual Life Insurance Co., 7.340% due 8/04/03	1,600,000	1,768,167
Metropolitan Life Insurance Co. due 1/14/02	1,400,000	1,606,055

EIN:	13-1815595
PN:	003
	SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
New York Life Insurance Co. Contract, 7.120% due 5/31/01, no par	438,658	1,004,028
Rabobank Contract, no par	5,755,304	6,660,455
State Street Contract 4.960%, no par due 12/31/00	3,752,616	4,804,215
UBS AG Contract, no par	7,168,749	7,980,544
Total Guaranteed Investment Contracts		**$ 49,494,437**
Total		**$ 118,692,544**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (non-ESOP)
December 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**6,719,038**	**$ 6,719,038**
Colgate-Palmolive Co. Common Stock (*)	**3,553,934**	**$ 205,239,689**
Total		**$ 211,958,727**

(*) Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE PREFERENCE STOCK ESOP FUND
December 31, 2001

Column A	Column B	Column C	
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	194,859	$ 194,859	$ 194,859
Colgate-Palmolive Co. Series B Conv. Preference Stock (*)	5,059,086	$ 328,913,158	$ 2,337,297,732
Total		$ 329,108,017	$ 2,337,492,591

(*) Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK ESOP FUND
December 31, 2001

Column A	Column B	Column C	
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**1,136,241**	**$ 1,136,241**	**$ 1,136,241**
Colgate-Palmolive Co. Common Stock (*)	**2,600,494**	**$ 6,881,150**	**$ 150,178,528**
Total		**$ 8,017,391**	**$ 151,314,769**

(*) Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**257,512**	**$ 257,512**
Mutual Funds:		
Vanguard Wellington Fund	**1,773,623**	**$ 48,348,964**
Total		**$ 48,606,476**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**234,740**	**$ 234,740**
Mutual Funds:		
Vanguard Institutional Index Fund	**536,144**	**$ 56,236,152**
Total		**$ 56,470,892**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN EUROPACIFIC GROWTH FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**69,471**	**$ 69,471**
Mutual Funds:		
American EuroPacific Growth Fund	**1,076,253**	**$ 28,918,927**
Total		**$ 28,988,398**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN CENTURY ULTRA FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Commingled Employee Benefit Trust Liquid Reserve Fund	**77,481**	**$ 77,481**
Mutual Funds:		
American Century Ultra Fund	**1,574,734**	**$ 43,525,661**
Total		**$ 43,603,142**

EIN: 13-1815595
PN: 003

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
CORE PLUS FIXED INCOME FUND
DECEMBER 31, 2001

SCHEDULE I

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Mutual Funds:		
Core Plus Fixed Income Fund	**134,680**	**$ 1,349,495**
Total		**$ 1,349,495**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MORGAN STANLEY INSTITUTIONAL MID CAP VALUE FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Mutual Funds:		
Morgan Stanley Institutional Mid Cap Value Fund	**40,565**	**$ 1,121,618**
Total		**$ 1,121,618**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
DECEMBER 31, 2001

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-01
Mutual Funds:		
Neuberger Berman Genesis Fund	**33,584**	**$ 682,100**
Total		**$ 682,100**
Plan Total		**$ 3,000,280,752**

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Dated: June 27, 2002

Stephen C. Patrick
Chief Financial Officer

Dated: June 27, 2002

Dennis Hickey
Vice President
Corporate Controller

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Participants and Administrator
of the Colgate-Palmolive Company
Employees Savings and Investment Plan

We consent to the incorporation by reference in the Registration Statement of Colgate-Palmolive Company on Form S-8 (File No. 33-34952) of our report dated June 21, 2002, included in the Annual Report of Colgate-Palmolive Company Employees Savings and Investment Plan on Form 11-K for the year ended December 31, 2001.

Mitchell & Titus, LLP
New York, New York
June 27, 2002